UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TUBEMOGUL, INC.

(Name of Subject Company (Issuer))

TIGER ACQUISITION CORPORATION

(Offeror)

a subsidiary of

ADOBE SYSTEMS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(480) 536-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jane Ross

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$613,363,142.00	$71,088.79

*                  Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of TubeMogul, Inc. (“TubeMogul”), at a purchase price of $14.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., Eastern time, on November 9, 2016 (the most recent practicable date): (i) 36,787,559 shares of common stock of TubeMogul that were issued and outstanding; (ii) 1,969,955 shares of common stock of TubeMogul potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 4,873,847 shares of common stock of TubeMogul issuable upon the settlement of outstanding restricted stock units; and (iv) 180,292 shares of common stock of TubeMogul estimated to be subject to outstanding purchase rights under TubeMogul’s 2014 Employee Stock Purchase Plan, as amended.

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒           Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,088.79	Filing Party: Tiger Acquisition Corporation and Adobe Systems Incorporated

Form or Registration No.: Schedule TO	Date Filed: November 18, 2016

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third–party tender offer subject to Rule 14d–1.

☐             issuer tender offer subject to Rule 13e–4.

☐             going–private transaction subject to Rule 13e–3

☐             amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐             Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TubeMogul, Inc., a Delaware corporation (“TubeMogul”), at a purchase price of $14.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Adding a new heading and paragraph at the end of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Legal Proceedings

On December 5, 2016, William Thiel, a purported stockholder of TubeMogul, filed a putative stockholder class action complaint in the Superior Court of the State of California in Alameda County against TubeMogul, Adobe, Purchaser and each of Brett Wilson, Ajay Chopra, Russell Fradin, Jack Lazar, Paul Levine and David Toth, captioned William Thiel v. TubeMogul, Inc. et al., Case No. RG16-841232.  On December 6, 2016, Bahadir Yavuz, a purported stockholder of TubeMogul, filed a similar putative stockholder class action complaint in the United States District Court in the Northern District of California against TubeMogul, Adobe, Purchaser and the individual members of the TubeMogul Board, captioned Bahadir Yavuz v. TubeMogul, Inc. et al., Case No. 4:16-cv-06996. The complaints in these actions allege, among other things, that the members of the TubeMogul Board breached their fiduciary duties to TubeMogul’s stockholders in connection with the transactions contemplated by the Merger Agreement, that such transactions do not appropriately value TubeMogul and were the result of a flawed sale process, and that the Merger Agreement includes preclusive deal terms. The Thiel Complaint alleges that the Schedule 14D-9 omitted or misstated material information in breach of the TubeMogul Board’s fiduciary duties. Additionally, the Bahadir Complaint alleges that the Schedule 14D-9 contains false and misleading statements or omissions of material fact in violation of certain sections of the Exchange Act and the rules promulgated thereunder. In addition, each complaint alleges claims against Adobe and Purchaser for aiding and abetting the TubeMogul Board’s alleged breaches of fiduciary duty. The complaints seek, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees.

The foregoing description is qualified in its entirety by reference to the complaints, copies of which are filed as Exhibit (a)(5)(P) and Exhibit (a)(5)(Q), respectively, to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul on December 8, 2016.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(K)

Complaint captioned William Thiel v. TubeMogul, Inc. et al., filed on December 5, 2016, in the Superior Court of the State of California in Alameda County (incorporated by reference to Exhibit (a)(5)(P) to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul with the SEC on December 8, 2016).

(a)(5)(L)

Complaint captioned Bahadir Yavuz v. TubeMogul, Inc. et al., filed on December 6, 2016, in the Northern District of California (incorporated by reference to Exhibit (a)(5)(Q) to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul with the SEC on December 8, 2016).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2016

Tiger Acquisition Corporation

By:	/s/ Justin Judd
Name:	Justin Judd
Title:	Vice President and Assistant Secretary

Adobe Systems Incorporated

By:	/s/ Mark Garrett
Name:	Mark Garrett
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated November 18, 2016.*

(a)(5)(A)	Press Release issued by Adobe and TubeMogul on November 10, 2016 (incorporated by reference to the Schedule TO filed by Adobe with the SEC on November 10, 2016).*

(a)(5)(B)	Company Fact Sheet issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(C)	FAQ issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(D)	Website materials published by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.4 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(E)	Email sent by Brad Rencher on November 10, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(F)	Email sent by Matt Thompson on November 10, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(G)	Email sent by Maria Poveromo on November 10, 2016 (incorporated by reference to Exhibit 99.7 the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(H)	Materials posted to social media by Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.8 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(I)	Form of Press email sent by Adobe Public Relations (incorporated by reference to Exhibit 99.9 to the Schedule TO filed by Adobe on November 10, 2016).*

(a)(5)(J)	Email sent to internal Adobe distribution list on November 11, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Adobe on November 14, 2016).*

(a)(5)(K)

Complaint captioned William Thiel v. TubeMogul, Inc. et al., filed on December 5, 2016, in the Superior Court of the State of California in Alameda County (incorporated by reference to Exhibit (a)(5)(P) to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul with the SEC on December 8, 2016).

(a)(5)(L)

Complaint captioned Bahadir Yavuz v. TubeMogul, Inc. et al., filed on December 6, 2016, in the Northern District of California (incorporated by reference to Exhibit (a)(5)(Q) to Amendment No. 2 to the Schedule 14D-9 filed by TubeMogul with the SEC on December 8, 2016).

(b)(1)

Credit Agreement, dated as of March 2, 2012, among Adobe and certain subsidiaries as Borrowers, The Royal Bank of Scotland PLC and U.S. Bank National Association as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on March 7, 2012).*

(b)(2)

Amendment to Credit Agreement, dated as of July 27, 2015, among Adobe and Bank of America, N.A. as Administrative Agent and Swing Line Lender and the Other Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe on July 30, 2015).*

(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2016, among Adobe, Purchaser and TubeMogul (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TubeMogul with the SEC on November 10, 2016).*

(d)(2)

Form of Tender and Support Agreement by and among Adobe, Purchaser and certain stockholders of TubeMogul (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TubeMogul on November 10, 2016).*

(d)(3)

Master Agreement for Disclosure of Information, dated as of October 19, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).*

(d)(4)	Exclusivity Agreement, dated as of November 4, 2016, between Adobe and TubeMogul (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by TubeMogul on November 18, 2016).*

(g)	Not applicable.

(h)	Not applicable.

*            Filed previously